

June 10, 2021

Cathy King
Vice President, General Counsel & Corporate Secretary
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, New York 13413

Re: PAR Technology Corporation
Registration Statement on Form S-3
Filed June 9, 2021
File No. 333-256941

Dear Ms. King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Boris Dolgonos